UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trident Partners, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Crossways Park Drive
(No. and Street)

Woodbury	NY	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Cerini — 516-681-9100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Blvd Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Cerini _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Trident Partners, Ltd _____ , as

of March 1 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



ANTHONY M. MONACO
Notary Public, State of New York
No. 01MO6171824
Qualified in Suffolk County
Commission Expires 07/30/20 19

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Trident Partners, Ltd
Woodbury, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trident Partners, Ltd as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trident Partners, Ltd's as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trident Partners, Ltd's management. Our responsibility is to express an opinion on Trident Partners, Ltd's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trident Partners, Ltd in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of Trident Partners, Ltd's financial statements. The supplemental information is the responsibility of Trident Partners, Ltd's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

Lilling & Company LLP

We are uncertain as to the year we began serving consecutively as the auditor of Trident Partners, Ltd's financial statements; however, we are aware that we have been Trident Partners, Ltd's auditor consecutively since at least 2001.

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
February 26, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

TRIDENT PARTNERS, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

TRIDENT PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	2,435
Due from clearing brokers		319,772
Prepaid expenses and other assets		72,011
	$	394,218

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	201,707
		201,707

Stockholder's equity

Capital stock, no par value; 200 shares authorized;		
10 shares issued and outstanding		15,000
Paid-in capital		1,388,148
Retained earnings (deficit)		(1,210,637)
		192,511
	$	394,218

TRIDENT PARTNERS, LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES

Commissions	$ 3,583,757
Private placement fees	1,784,320
Other income	404,258
	5,772,335

EXPENSES

Salaries and payroll related expenses	4,805,232
Clearing expense	243,877
Communications	211,034
Occupancy	106,183
Professional fees	62,721
Operating expenses	379,863
	5,808,910

NET LOSS $ (36,575)

TRIDENT PARTNERS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities

Net loss	$ (36,575)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Due from clearing brokers	(2,111)
Prepaid expenses and other assets	(11,795)
Accounts payable and accrued expenses	9,623
Total adjustments	(4,283)
Net cash used in operating activities	(40,858)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(40,858)
CASH AND CASH EQUIVALENTS - BEGINNING	43,293
CASH AND CASH EQUIVALENTS - END	$ 2,435

TRIDENT PARTNERS, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 15,000	$ 1,388,148	$ (1,174,062)	$ 229,086
Net Loss	-	-	(36,575)	(36,575)
Balance - end	$ 15,000	$ 1,388,148	$ (1,210,637)	$ 192,511

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Trident Partners, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of creditors during the year ended December 31, 2017.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Commissions

Commissions, including mutual fund fees, and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Private Placement Fees

Private placement fees include fees arising from private placement of securities in which the company acts as an agent. Private placement fees and related direct expenses, such as broker fees, are recognized at the time the private placement is substantially completed and the income and direct expenses are reasonably determinable.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, RBC Capital Markets LLC, located in New York, NY. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

Significant Credit Risk and Estimates (continued)

In accordance with industry practice, the clearing firm record customer transactions on a settlement date basis, which is generally two business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, control off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company's main office is located in Woodbury, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 ("ASU 2014-09"), which creates Topic 606, Revenue from Contracts with Customers, and supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, ASU 2014-09 requires enhanced financial statement disclosures over revenue recognition as part of the new accounting guidance. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. ASU 2014-09 is effective for the Company on January 1, 2018 and the guidance allows for full retrospective or modified retrospective method of adoption. The Company is currently evaluating the provisions of ASU 2014-09 and does not believe it will have a material impact on its financial position and results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2016-02 will have on its statement of financial condition and related disclosures.

3. ARBITRATION SETTLEMENT

As of December 31, 2017, an amount receivable in the amount of $10,750 is included in prepaid expenses and other assets which is related to a settlement with a former employee which calls for monthly payments to the Company in the amount of $750 without interest.

4.   INCOME TAXES

There was no provision for income taxes for the year ended December 31, 2017 due to a net operating loss.   The Company has net operating losses for tax purposes of approximately $693,000 that expire between 2028 and 2035, available to offset future taxable income.

Based on the Company's earnings and the amount of income that could be utilized in carry back years, and the uncertainty of future taxable income, it is not possible to determine whether deferred tax assets arising from these losses will be realized. Accordingly, a 100% valuation allowance has been established to reduce deferred tax assets to zero.

5.   401(k) RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan covering substantially all employees. Eligible participants may make contributions to the plan up to amounts specified in the plan. The Company does not make contributions to the plan.

6.   COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with RBC Capital Markets LLC. RBC Capital Markets LLC carries all of the accounts of such customers and maintains and preserves such books and records.

7. COMMITMENTS AND CONTINGENCIES

Lease

The Company entered into a lease effective August 27, 2014 expiring July 31, 2021, which calls for base rent plus expenses and annual escalations. Rent expense for the year ended December 31, 2017 was approximately $106,000.

Minimum future rent payments, exclusive of escalations, are as follows:

2018	$ 102,034
2019	100,576
2020	103,593
2021	61,474
	$ 367,677

Litigation

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $140,698, which was $40,698 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 143% as of December 31, 2017.

9.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 26, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2017

TRIDENT PARTNERS, LTD. Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL	
Stockholders' equity	$ 192,511
Deductions and/or charges	
Nonallowable assets	51,610
Net capital before undue concentration and haircuts on securities positions	140,901
Haircuts and undue concentrations	203
NET CAPITAL	$ 140,698
AGGREGATE INDEBTEDNESS	$ 201,707
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$ 13,447
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 40,698
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	143%

Statement Pursuant to Paragraph (d)(4)of Rule 17a-5:
There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2017.



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Trident Partners, Ltd
Woodbury, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trident Partners, Ltd identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trident Partners, Ltd claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (exemption provisions) and (2) Trident Partners, Ltd stated that Trident Partners, Ltd met the identified exemption provisions throughout the most recent fiscal year without exception. Trident Partners, Ltd's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trident Partners, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
February 26, 2018

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065



TRIDENT
PARTNERS

181 Crossways Park Drive • Woodbury, New York 11797
516.681 9100 • 800.341 1990 • Fax 516.681.9891

Exemption Report

To the best of our knowledge and belief,

(1) Trident Partners, Ltd is exempt under the provisions of paragraph (k) (2) (ii) of Rule15c3-3;

(2) Trident Partners, Ltd met the identified exemption provisions in paragraph (k) (2) (ii) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Michelle Cerini- FINOP

02/26/2018

Date

finra
MSRB



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Trident Partners, Ltd.
Woodbury, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Trident Partners, Ltd. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Trident Partners, Ltd. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Trident Partners, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Trident Partners, Ltd.'s management is responsible for Trident Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
February 26, 2018